December 7, 2016

Via EDGAR

Mr. Wilson K. Lee
Securities and Exchange Commission
Office of Real Estate and Commodities
Mail Stop 3233
Washington, DC 20549

Re:	Griffin Capital Essential Asset REIT II, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 10, 2016
File No.: 333-194280

Dear Mr. Lee:
We are submitting this letter in response to your written comments dated December 1, 2016 relating to the Form 10-K for the fiscal year ended December 31, 2015 filed by Griffin Capital Essential Asset REIT II, Inc. (the "Company") on March 10, 2016.
Risk Factors, page 14
1. We note your disclosure on page 42 and elsewhere regarding your share redemption program, including the statement that in 2015 you satisfied all of the eligible redemption requests at a weighted average price per share of $10.00 pursuant to the terms of the SRP. It appears that redeeming investors will receive more upon redemption than the company received in proceeds from the initial sale to investors. If accurate, in future Exchange Act periodic reports, please include a risk factor that all redemptions will dilute remaining shareholders.
Response: In response to this comment, we note that redemptions will only dilute remaining shareholders to the extent that such redemptions are redeemed at a purchase price greater than our net asset value. Under our current SRP, regular redemption requests are redeemed at a percentage (based on length of time the shares have been held) of the redemption amount, which is the lesser of (i) the amount that the shareholder paid for such shares or (ii) the net asset value of the shares. As such, regular redemptions may not dilute remaining shareholders, and may in fact be accretive. However, in the case of death or qualifying disability, shares may be repurchased at a purchase price equal to the price actually paid for the shares. In such cases, these redemptions will dilute remaining shareholders to the extent that such shares are redeemed at a purchase price greater than our net asset value. We further note that there was only one redemption in 2015 and it was related to death and was therefore redeemed at the full purchase price, which is why our 10-K disclosure stated that the weighted average price for redemptions in 2015 was $10.00 per share. We hereby undertake to revise our future periodic filings and our future prospectus supplements to include a risk factor that certain redemptions under our SRP may be dilutive to shareholders, to the extent the per share value of such redemptions are above net asset value per share. We respectfully request that you please clear this comment.
Distributions, page 40
2. Please revise future periodic filings to disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.
Response: In response to this comment, we hereby undertake to revise our future periodic filings to disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X. We respectfully request that you please clear this comment.

Griffin Capital Essential Asset REIT II, Inc.

Distributions and Our Distribution Policy, page 53
3. In future Exchange Act periodic reports, please revise to include the relationship of cumulative distributions paid since inception, including any amounts reinvested through the DRP, and cumulative earnings.
Response: In response to this comment and our follow-up conversation with Coy Garrison, we hereby undertake to revise our future periodic filings to include the relationship of cumulative distributions paid since inception, including any amounts reinvested through the DRP, and cumulative cash flow from operations. We respectfully request that you please clear this comment.
Schedule III - Real Estate and Accumulated Depreciation, page F-35
4. Please revise future periodic filings to disclose the aggregate costs of your real estate assets for Federal income tax purposes pursuant to footnote 6 to Rule 12-28 of Regulation S-X.
Response: In response to this comment, we hereby undertake to revise our future periodic filings to disclose the aggregate costs of our real estate assets for Federal income tax purposes pursuant to footnote 6 to Rule 12-28 of Regulation S-X. We respectfully request that you please clear this comment.
If you have any questions or require any additional information or documents, please contact the undersigned (310/469-6153; hhirsch@griffincapital.com).

Very truly yours,
/s/ Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.